13G            Page 1 of 4 Pages

            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
          AND(d)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                       The Home-Stake Oil & Gas Company.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   437356108
                                 (CUSIP number)

                               December 31, 1997
             (Date of Event Which Requires Filig of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-(c)
                                [ ] Rule 13d-1(d)

_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 437356108   13G                 Page 2 of 4 Pages

--------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
     IDENTIFICATION NO.OF ABOVE PERSONS

          Societe Generale Asset Management Corp. 13-3557071

--------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]

--------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------
4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------------------

 NUMBER OF          5.   SOLE VOTING POWER
 SHARES
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY           6.   SHARED VOTING POWER
 EACH            250,241 Shared with its investment advisory client(s)
 REPORTING     -----------------------------------------------------------
 PERSON             7. SOLE DISPOSITIVE POWER
 WITH
               -----------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER
                 250,241 Shared with its investment advisory client(s)

---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     250,241 Shares

---------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]


---------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.54%
--------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*

     IA


* SEE INSTRUCTIONS BEFORE FILLING OUT 13G

                         13G            Page 3 of 4 Pages


Item 1

(a) Name of Issuer:
    The Home-Stake Oil & Gas Company (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
         15 East 5th Street, Suite 2800
         Tulsa, Oklahoma 74103
----------------------------------------------------------------------------
Item 2

(a) Names of Persons Filing: Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser")

(b) Address of Principal Business Office: The principal business offices of the Adviser is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Adviser is a Delaware corporation.

(d) Title of Class of Securities: Common Stock, par value $0.01 per share (the "Shares").

(e) CUSIP Number: 437356108
-----------------------------------------------------------------------------
Item 3

If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)[ ] Bank as defined in Section 3(a)(6)of the Exchange Act.
(c)[ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act.
(d)[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1
       (b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with Rule 13d-1
       (b)(1)(ii)(G);
(h)[ ] A saving association as defined in Section 3(b)of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act;
(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]
-----------------------------------------------------------------------------
Item 4

Ownership

(a) Amount Beneficially Owned:

     The Adviser beneficially owns 250,241 Shares.

(b) Percentage of class:

     The Adviser beneficially owns 5.54% of the outstanding Shares.

(c) Number of Shares As to Which Such Persons Have:
   (i) sole power to vote or direct the vote: None

   (ii)shared power to vote or direct the vote:  250,241

   (iii)sole power to dispose or to direct the disposition of

          None

   (iv)shared power to dispose or to direct the disposition of the Adviser:
          250,241

                         13G                 Page 4 of 4 Pages

Item 5

Ownership of Five Percent or Less of a Class

Not Applicable.
----------------------------------------------------------------------------
Item 6

Ownership of More Than Five Percent on Behalf of Another
Person

Not Applicable.
----------------------------------------------------------------------------
Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company

Not Applicable.
---------------------------------------------------------------------------
Item 8

Identification and Classification of Members of the Group.

Not Applicable.
---------------------------------------------------------------------------
Item 9

Notice of Dissolution of Group.

Not Applicable.
-------------------------------------------------------------------------
Item 10


Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 18, 1998

SOCIETE GENERALE ASSET MANAGEMENT CORP.
By:        /s/ Jean-Marie Eveillard
Jean Marie Eveillard/President